UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75196 / June 18, 2015

Admin. Proc. File No. 3-16445

In the Matter of

THE APPLETREE COMPANIES, INC.,
ROOMSTORE, INC., AND
SAVEENE GROUP CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by The AppleTree Companies, Inc., RoomStore, Inc., or
Saveene Group Corp. and the Commission has chosen not to review the decision on its own
initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to The AppleTree Companies, Inc., RoomStore, Inc.,
and Saveene Group Corp.[2] The order contained in that decision is hereby declared effective.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of
1934, the registrations of each class of registered securities of The AppleTree Companies, Inc.,
RoomStore, Inc., and Saveene Group Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   The AppleTree Companies, Inc., RoomStore, Inc., and Saveene Group Corp., Initial
Decision Release No. 787 (May 6, 2015), 111 SEC Docket 09, 2015 WL 2088460. The stock
symbol and Central Index Key numbers are: 881106 for The AppleTree Companies, Inc.;
ROOMQ and 1448064 for RoomStore, Inc.; and 1488087 for Saveene Group Corp.

INITIAL DECISION RELEASE NO. 787
ADMINISTRATIVE PROCEEDING
File No. 3-16445

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of THE APPLETREE COMPANIES, INC., ROOMSTORE, INC., AND SAVEENE GROUP CORP.	INITIAL DECISION OF DEFAULT May 6, 2015

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents The AppleTree Companies, Inc., RoomStore, Inc., and Saveene Group Corp. The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On March 17, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents have a class of securities registered with the Commission and have repeatedly failed to file timely periodic reports with the Commission. RoomStore and Saveene were served with the OIP by March 26, 2015, and their Answers were due by April 8, 2015. *The AppleTree Cos.*, Admin. Proc. Rulings Release No. 2477, 2015 SEC LEXIS 1158 (Mar. 31, 2015). AppleTree was served with the OIP on April 2, 2015, and its Answer was due by April 15, 2015. *The AppleTree Cos.*, Admin. Proc. Rulings Release No. 2563, 2015 SEC LEXIS 1472 (Apr. 21, 2015). On April 21, 2015, I ordered Respondents to show cause by May 1, 2015 why the proceeding should not be determined against them due to their failure to file Answers or otherwise defend this proceeding, warning that failure to do so would result in Respondents being deemed in default, having the proceeding determined against them, and having the registrations of their securities revoked. *Id.* A prehearing conference was held on May 1, 2015, at which the Division of Enforcement appeared. No Respondents attended. In addition, to date, Respondents have not filed Answers, responded to the Order to Show Cause, or otherwise defended this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), I find the following allegations in the OIP to be true.

AppleTree, Central Index Key (CIK) No. 881106, is a void Delaware corporation located in Norfolk, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AppleTree is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 2, 1997, which reported a net loss of $3,259,000 for the prior six months. On April 4, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Virginia, and the case was dismissed on December 20, 1999.

RoomStore, CIK No. 1448064, is a terminated Virginia corporation located in Richmond, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RoomStore is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2011, which reported a net loss of $15,668,000 for the prior nine months. As of January 15, 2015, the company's stock (symbol "ROOMQ") was traded on the over-the-counter markets. On December 12, 2011, the company filed a Chapter 11 petition, subsequently converted to Chapter 7, in the U.S. Bankruptcy Court for the Eastern District of Virginia, and the case was still pending as of December 2, 2014.

Saveene, CIK No. 1488087, is a void Delaware corporation located in Mississauga, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Saveene is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of $127,095 for the prior six months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, appeared at the prehearing conference, or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The AppleTree Companies, Inc., RoomStore, Inc., and Saveene Group Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____

James E. Grimes
Administrative Law Judge